UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: Date examination completed:

811-3150 May 20, 2011

2. State identification Number:  NC

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA

WV WI WY PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

BMC FUND, INC.

4. Address of principal executive office (number,street,city,state,zip code):

800 GOLFVIEW PARK
P.O. BOX 500
LENOIR, NC 28645

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of BMC Fund, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2011, and for the period October 31, 2010 through March 31, 2011.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011, and for the period October 31, 2010, through March 31, 2011, with respect to securities reflected in the investment accounts of the Company.

BMC FUND, INC.

By: /s/ Boyd C. Wilson, Jr.
Boyd C. Wilson, Jr., Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BMC Fund, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BMC Fund, Inc. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of March 31, 2011. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2011, and with respect to agreement of security purchases and sales, for the period from October 31, 2010 (the date of our last examination), through  March 31, 2011:

•	Confirmation of all securities held by Northern Trust (the “Custodian”) in book entry form

•	Reconciliation of all such securities to the books and records of the Company and the Custodian

•
Agreement of 26 security purchases and 25 security sales or maturities since our last report from the books and records of the Company to broker confirmations or the application of alternative procedures

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BMC Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BMC Fund, Inc and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DIXON HUGHES GOODMAN LLP CHARLOTTE, NORTH CAROLINA
May 20, 2011